UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)
(Amendment No. 3)*

@Road, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04648K105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04648K105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KRISH PANU

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 45,000(1)

	6.	Shared Voting Power 2,978,742

	7.	Sole Dispositive Power 45,000(1)

	8.	Shared Dispositive Power 2,978,742

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,023,742

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 5.5%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 5,000 shares held by Mr. Panu as Custodian for Tara Panu under the California Transfers to Minor Act and 5,000 shares held by Mr. Panu as Custodian for Nikhil Panu under the California Transfers to Minor Act.

(2)  Based on 54,805,181 shares of Common Stock of the Issuer outstanding as of December 31, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NINA PANU

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,978,742

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,978,742

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,978,742

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 5.4%(3)

12.	Type of Reporting Person (See Instructions) IN

(3)      Based on 54,805,181 shares of Common Stock of the Issuer outstanding as of December 31, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THE KRISH AND NINA PANU 2000 FAMILY TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 2,978,742

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 2,978,742

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,978,742

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 5.4%(4)

12.	Type of Reporting Person (See Instructions) OO

(4)      Based on 54,805,181 shares of Common Stock of the Issuer outstanding as of December 31, 2004.

Item 1.
	(a)	Name of Issuer @Road, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 47071 Bayside Parkway, Fremont, CA 94538

Item 2.
	(a)	Name of Person Filing
(i) Krish Panu, Trustee of The Krish and Nina Panu 2000 Family Trust
(ii) Krish Panu, as Custodian for Tara Panu under the California Transfers to Minor Act and as Custodian for Nikhil Panu under the California Transfers to Minor Act.
(iii) Nina Panu, Trustee of The Krish and Nina Panu 2000 Family Trust
(iv) The Krish and Nina Panu 2000 Family Trust (“The Panu Trust”)

	(b)	Address of Principal Business Office or, if none, Residence
Krish Panu 47071 Bayside Parkway, Fremont, CA 94538
Nina Panu 47071 Bayside Parkway, Fremont, CA 94538
The Panu Trust 47071 Bayside Parkway, Fremont, CA 94538

	(c)	Citizenship Krish Panu, Nina Panu, Tara Panu and Nikhil Panu are US citizens. The Panu Trust is a California trust.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 04648K105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

2,978,742 shares of Common Stock are owned of record and beneficially by The Panu Trust, a revocable California trust.  Krish Panu and Nina Panu share power to vote or to direct the vote and power to dispose or to direct the disposition of the shares of stock owned by the Panu Trust.

(b) Percent of class: 5.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 2,978,742
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 2,978,742

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2005
Date

/s/ Krish Panu
Krish Panu

/s/ Nina Panu
Nina Panu

THE KRISH AND NINA PANU 2000 FAMILY TRUST

By:	/s/ Krish Panu

Name: Krish Panu

Title: Trustee

EXHIBIT A

Item 8- Identification of Members of the Group

Pursuant to Item 8 above, the following sets forth the identity of each member of the group that has filed this Schedule 13G:

(i)                                     Krish Panu,

(ii)                                  Nina Panu, and

(iii)                               The Krish and Nina Panu 2000 Family Trust.

Information about each such member is set forth in Schedule 13G above.